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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                               MAXX PETROLEUM LTD.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    57777D20
                                 (CUSIP Number)

                               ------------------

                                   MARK PHIPPS
                           CANFUND VE MANAGEMENT LTD.
                         SUITE 530, 400 5TH AVENUE S.W.
                            CALGARY, ALBERTA T2P 0L6
                                 TEL. NO.: (403)
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  JULY 12, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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57777D20                                                    PAGE  2  OF 8  PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Management Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
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                                    7       SOLE VOTING POWER

          NUMBER OF                         1,120,400
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                          -0-
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            1,120,400
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,120,400
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.1%
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14       TYPE OF REPORTING PERSON

                  CO
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57777D20                                                    PAGE  3  OF 8  PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Investors, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
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                                    7       SOLE VOTING POWER

          NUMBER OF                         1,120,400
            SHARES                  --------------------------------------------
      BENEFICIALLY OWNED            8       SHARE VOTING POWER
      BY EACH REPORTING
            PERSON                          -0-
             WITH                   --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            1,120,400
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,120,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.1%
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14       TYPE OF REPORTING PERSON

                  PN
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57777D20                                                    PAGE  4  OF 8  PAGES
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         Item 1.  SECURITY AND ISSUER.
                  -------------------

                  This Schedule 13D is filed by the undersigned with respect to the Common Shares (the "Common Shares") of Maxx Petroleum Ltd., an Alberta corporation (the "Company"). The address of the principal executive offices of the Company is Suite 900, 606 4th Street SW, Calgary, Alberta T2P 1T1.

         Item 2.  IDENTITY AND BACKGROUND.
                  -----------------------

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are CanFund VE Management Ltd., an Alberta company ("CanFund") and CanFund VE Investors, L.P., an Alberta limited liability partnership ("Investors" and, collectively with CanFund, the "Reporting Persons"), all of which are located at Suite 530, 400 5th Avenue S.W., Calgary, Alberta T2P 0L6. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies (i) to encourage management and boards of directors of such companies to review alternatives for maximizing shareholder value and, if necessary, solicit changes to the boards of directors and (ii) for investment purposes, as applicable. The general partner of Investors is CanFund.

                  The name, business address and current principal occupation or employment of each of the executive officers and directors of CanFund are set forth below. Unless otherwise indicated, the business address of each such person is Suite 530, 400 5th Avenue S.W., Calgary, Alberta T2P 0L6. All such persons listed below are citizens of Canada. Unless

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57777D20                                                    PAGE  5  OF 8  PAGES
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otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CanFund. Directors of CanFund are identified by an asterisk (*).


                                             PRESENT PRINCIPAL OCCUPATION OR
NAME AND BUSINESS ADDRESS                    EMPLOYMENT
-------------------------                    --------------------------------

Stephen M. Krasnow (1)(2)(3)                 Investment Management Consultant

Mark T. Phipps (3)(4)(5)                     Investment Management Consultant

Dean Prodan (3)(4)(6)                        Investment Management Consultant

(1)      President of CanFund.
(2)      President of CanFund Energy Capital Ltd.
(3)      Managing Director of Investors.
(4)      Vice President of CanFund.
(5)      President of Cactus International Inc.
(6)      President of 617914 Alberta Inc.


                  None of the Reporting Persons and none of the above individuals named above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

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57777D20                                                    PAGE  6  OF 8  PAGES
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                  In May, June, July and August, 2000, the Reporting Persons
purchased 1,120,400 Common Shares through The Toronto Stock Exchange. The Reporting Persons used working capital to purchase the Common Shares.

         Item 4.  PURPOSE OF TRANSACTION.
                  ----------------------

                  The Reporting Persons acquired the Common Shares for investment purposes and the Reporting Persons hold the Common Shares for investment purposes. The Reporting Persons reviews and analyzes on a continuing basis its investments, including the Common Shares, in order to determine whether shareholder value is better served by holding those investments, disposing of or monetizing those investments or approaching management and/or the board of directors of such company to seek changes to maximize long-term shareholder value for its shareholders. As part of this review, the Reporting Persons are currently considering all of its options, including without limitation, whether the Reporting Persons should:

(i)      continue to hold all of its Common Shares;

(ii)     dispose of some or all of the Common Shares owned by them;

(iii) approach management and/or the board of directors of the Company to encourage alternative transactions for maximizing shareholder value; or
         (iv) any combination of the foregoing. If the Reporting Persons were to pursue one of the transactions described in clauses (ii) through (iv) above, it is possible that one or more of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D could occur.

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57777D20                                                    PAGE  7  OF 8  PAGES
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         Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  (a) As of the date hereof, CanFund and Investors each owns of record no Common Shares and 1,120,400 Common Shares, respectively, or 0.0% and 7.1%, respectively, of the Company's issued and outstanding Common Shares.

                  (b) Each of the Reporting Persons has the sole power to direct the vote and the sole power to direct the disposition of the 1,120,400 Common Shares that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

         Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
                  ------------------------------------------------------------
                  RESPECT TO THE SECURITIES OF THE ISSUER.
                  ---------------------------------------

                  Not Applicable.

         Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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57777D20                                                    PAGE  8  OF 8  PAGES
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of October 16, 2000.


                                        CANFUND VE MANAGEMENT LTD.


                                        By:  /s/ Mark Phipps
                                             -----------------------------
                                             Name:   Mark Phipps
                                             Title:  Vice President



                                        CANFUND VE INVESTORS, L.P.


                                        By:  /s/ Mark Phipps
                                             -----------------------------
                                             Name:   Mark Phipps
                                             Title:  Vice President